FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                      Doria, Antonio
                                                              3135 S.W. Mapp Road
                                                              Palm City, FL 34990
2. Issuer Name and Ticker or Trading Symbol:                  Clements Golden Phoenix Enterprises, Inc.
                                                                    "CGPE"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                  08/2001
5. If Amendment, Date of Original:                            N/A
6. Relation of Reporting Person to Issuer                     X Director:
                                                              _ 10% owner
                                                              X Officer (Title): President, CEO
                                                              _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                        common stock
2. Transaction Date:                                         8/28/01
3. Transaction Code                                          P
4. Securities Acquired (A) or Disposed (D):
                                    Amount:                  9,500
                                    A or D:                  A
                                     Price:                  $1,900 ($0.20/share)
5. Amount of Securities  Beneficially owned at end
   of Month:                                                 9,500
6. Ownership Form: Direct (D) or Indirect (I):               I
7. Nature of Indirect Beneficial Ownership:                  Mary Jane Doria (wife)

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                     Warrant         Warrant        Warrant
2. Date Exercisable and Expiration Date:                              7/24/01         9/28/01        7/01/02
                                                                      -N/A            -N/A           -N/A
3. Title and Amount of Underlying Securities:                         Common  Stock   Common Stock   Common Stock
                                                                      30,000          250,000        250,000
4. Conversion or Exercise Price of Derivative    Securities:          $0.20           $0.25          $0.25
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):  D               D              D
6. Nature of Indirect Beneficial Ownership:                           N/A             N/A            N/A

EXPLANATION OF RESPONSES:





/s/ Antonio Doria                                9/13/2001
-------------------------------
Antonio Doria
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).